UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Riley Exploration Permian, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

76665T 102
(CUSIP Number)

Bryan H. Lawrence
Riley Exploration Group, LLC
29 East Reno, Suite 500
Oklahoma City, Oklahoma 73104
(212) 515-2112

Copies to:
Jesse E. Betts
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, Texas 75201
(214) 969-2779
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
RILEY EXPLORATION GROUP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,965,219

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,965,219

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,965,219

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
On February 26, 2021, Riley Exploration Permian, Inc., formerly Tengasco, Inc. (the “Issuer”) completed a business combination pursuant to an Agreement and Plan of Merger, dated as of October 21, 2020, by and among the Issuer, Antman Sub, LLC, a newly-formed Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Riley Exploration – Permian, LLC (“REP”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of January 20, 2021, by and among the Issuer, Merger Sub and REP (the “Merger Agreement”).  Pursuant to the Merger Agreement, Merger Sub merged with and into REP, with REP continuing as the surviving entity in the merger and a wholly-owned subsidiary of the Issuer (the “Merger”).  In connection with the Merger, the Issuer issued shares of the Issuer’s common stock, $0.001 par value per share (the “Common Stock”), to REP’s unitholders, including Riley Exploration Group, LLC (“REXG”), at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the 1-for-12 reverse stock split of the Issuer’s Common Stock, effective February 26, 2021 (the “Reverse Stock Split”) in exchange for each common unit of REP held by REP’s unitholders as of the effective time of the Merger (the “Effective Time”).  The source of funds for the REP units held by REXG prior to the Merger was provided by its members.

(2)	Based on 21,415,032 shares of Common Stock of the Issuer issued and outstanding as of April 8, 2024.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
575,254 (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
575,254 (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
575,254

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time. Yorktown Energy Partners VIII, L.P. (“Yorktown VIII”) elected to participate in that certain Offer to Exchange (the “Offer to Exchange”) whereby REXG redeemed its membership units held by Yorktown VIII in exchange for 1,075,254 shares of Common Stock (the “Exchange”).

(2)	These securities are directly held by Yorktown VIII.

(3)	Based on 21,415,032 shares of Common Stock of the Issuer issued and outstanding as of April 8, 2024.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN VIII COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
575,254 (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
575,254 (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
575,254 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)
These securities are held directly by Yorktown VIII.  Yorktown VIII Company LP is the sole general partner of Yorktown VIII.  As a result, Yorktown VIII Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Yorktown VIII.  Yorktown VIII Company LP disclaims beneficial ownership of the securities owned by Yorktown VIII in excess of its pecuniary interests therein.

(3)	Based on 21,415,032 shares of Common Stock of the Issuer issued and outstanding as of April 8, 2024.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN VIII ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
575,254 (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
575,254 (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
575,254 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)
These securities are directly held by Yorktown VIII.  Yorktown VIII Company LP is the sole general partner of Yorktown VIII, and Yorktown VIII Associates LLC is the sole general partner of Yorktown VIII Company LP.  As a result, Yorktown VIII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Yorktown VIII.  The managers of Yorktown VIII Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino and Bryan R. Lawrence.  Yorktown VIII Company LP and Yorktown VIII Associates LLC disclaim beneficial ownership of the securities owned by Yorktown VIII in excess of their pecuniary interests therein.

(3)	Based on 21,415,032 shares of Common Stock of the Issuer issued and outstanding as of April 8, 2024.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,255,201 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,255,201 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,255,201 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.53% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)
These securities are directly held by REXG.  Pursuant to the terms of the Amended and Restated Limited Liability Agreement of REXG (“REXG LLC Agreement”), Yorktown Energy Partners IX, L.P. (“Yorktown IX”) and Yorktown Energy Partners X, L.P.  (“Yorktown X”) (collectively, “Yorktown”), have the ability to elect a majority of the Board of Managers of REXG.   Yorktown IX disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(3)	Based on 21,415,032 shares of Common Stock of the Issuer issued and outstanding as of April 8, 2024.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN IX COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,255,201 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,255,201 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,255,201 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.53% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)
These securities are directly held by REXG.  Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG.  Yorktown IX Company LP is the sole general partner of Yorktown IX.  As a result, Yorktown IX Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown IX.  Yorktown IX Company LP disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(3)	Based on 21,415,032 shares of Common Stock of the Issuer issued and outstanding as of April 8, 2024.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN IX ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,255,201 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,255,201 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,255,201 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.53% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.

(2)
These securities are directly held by REXG.  Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG.  Yorktown IX Company LP is the sole general partner of Yorktown IX, and Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP.  As a result, Yorktown IX Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown IX.  The managers of Yorktown IX Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino and Bryan R. Lawrence.  Yorktown IX, Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by REXG in excess of their pecuniary interests therein.  The managers of Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by REXG.

(3)	Based on 21,415,032 shares of Common Stock of the Issuer issued and outstanding as of April 8, 2024.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
390,860 (2)

	8	SHARED VOTING POWER
2,255,201 (3)

	9	SOLE DISPOSITIVE POWER
390,860 (2)

	10	SHARED DISPOSITIVE POWER
2,255,201 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,646,061

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.35% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.  REXG and Yorktown X are parties to a Second Amended and Restated Exchangeable Promissory Note (the “Note”), dated as of July 22, 2021, whereby REXG promises to pay to Yorktown X a principal sum plus interest.  Interest accrues at a rate of fifteen percent (15.00%) per annum.  There is no expiration or maturity of the Note, and Yorktown X can demand payment with 30 days written notice.  REXG can prepay the Note at any time.  Pursuant to the terms of the Note, the Note is exchangeable for Common Stock of the Issuer.  On July 28, 2021, Yorktown X elected to exchange the Note for 390,860 shares of Common Stock.

(2)	These securities are directly held by Yorktown X.

(3)
These securities are directly held by REXG.  Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG.  Yorktown X disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(4)	Based on 21,415,032 shares of Common Stock of the Issuer issued and outstanding as of April 8, 2024.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN X COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
390,860 (2)

	8	SHARED VOTING POWER
2,255,201 (3)

	9	SOLE DISPOSITIVE POWER
390,860 (2)

	10	SHARED DISPOSITIVE POWER
2,255,201 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,646,061

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.35% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.  REXG and Yorktown X are parties to the Note, whereby REXG promises to pay to Yorktown X a principal sum plus interest.  Interest accrues at a rate of fifteen percent (15.00%) per annum.  There is no expiration or maturity of the Note, and Yorktown X can demand payment with 30 days written notice.  REXG can prepay the Note at any time.  Pursuant to the terms of the Note, the Note is exchangeable for Common Stock of the Issuer.  On July 28, 2021, Yorktown X elected to exchange the Note for 390,860 shares of Common Stock.

(2)
These securities are held directly by Yorktown X.  Yorktown X Company LP is the sole general partner of Yorktown X.  As a result, Yorktown X Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Yorktown X.  Yorktown X Company LP disclaims beneficial ownership of the securities owned by Yorktown X in excess of its pecuniary interests therein.

(3)
These securities are directly held by REXG.  Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG.  Yorktown X Company LP is the sole general partner of Yorktown X.  As a result, Yorktown X Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown X.  Yorktown X Company LP disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.

(4)	Based on 21,415,032 shares of Common Stock of the Issuer issued and outstanding as of April 8, 2024.

CUSIP No. 76665T 102
1	NAMES OF REPORTING PERSONS
YORKTOWN X ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
390,860 (2)

	8	SHARED VOTING POWER
2,255,201 (3)

	9	SOLE DISPOSITIVE POWER
390,860 (2)

	10	SHARED DISPOSITIVE POWER
2,255,201 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,646,061

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.35% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
On February 26, 2021, the Issuer completed a business combination pursuant to the Merger Agreement, by and among the Issuer, Merger Sub, and REP, as amended.  In connection with the Merger, the Issuer issued shares of Common Stock to REP’s unitholders, including REXG, at an exchange ratio of approximately 97.796467 shares of Common Stock (as adjusted pursuant to the Reverse Stock Split) in exchange for each common unit of REP held by REP’s unitholders as of the Effective Time.  REXG and Yorktown X are parties to the Note, whereby REXG promises to pay to Yorktown X a principal sum plus interest.  Interest accrues at a rate of fifteen percent (15.00%) per annum.  There is no expiration or maturity of the Note, and Yorktown X can demand payment with 30 days written notice.  REXG can prepay the Note at any time.  Pursuant to the terms of the Note, the Note is exchangeable for Common Stock of the Issuer.  On July 28, 2021, Yorktown X elected to exchange the Note for 390,860 shares of Common Stock.

(2)
These securities are held directly by Yorktown X.  Yorktown X Company LP is the sole general partner of Yorktown X, and Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP.  As a result, Yorktown X Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Yorktown X.  The managers of Yorktown X Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino and Bryan R. Lawrence.  Yorktown X, Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by Yorktown X in excess of their pecuniary interests therein.  The managers of Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by Yorktown X.

(3)
These securities are directly held by REXG.  Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG.  Yorktown X Company LP is the sole general partner of Yorktown X, and Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP.  As a result, Yorktown X Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown X.  The managers of Yorktown X Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomás R. LaCosta, Robert A. Signorino and Bryan R. Lawrence.  Yorktown X, Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by REXG in excess of their pecuniary interests therein.  The managers of Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by REXG.

(4)	Based on 21,415,032 shares of Common Stock of the Issuer issued and outstanding as of April 8, 2024.

CUSIP No. 76665T 102
Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on July 30, 2021, as amended by Amendment No. 2 to the Original Schedule 13D filed with the SEC on October 18, 2021, as amended by Amendment No. 3 to the Original Schedule 13D filed with the SEC on July 19, 2023 (collectively, the “Schedule 13D”). This Amendment No. 4 constitutes an “exit filing” for Yorktown VIII. This Amendment No. 4 amends the information disclosed in the Schedule 13D as set forth herein.  Except as otherwise specified in this Amendment No. 4, all Items remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The information below is based on 21,415,032 shares of Common Stock of the Issuer issued and outstanding as of April 8, 2024.

(a)
Yorktown VIII, Yorktown VIII Co, and Yorktown VIII Associates beneficially own 575,254 shares of Common Stock of the Issuer, representing 2.7% of the outstanding Common Stock of the Issuer. REXG beneficially owns 1,965,219 shares of Common Stock of the Issuer, representing 9.2% of the outstanding Common Stock of the Issuer. Each of Yorktown IX, Yorktown IX Co and Yorktown IX Associates beneficially owns an aggregate of 2,255,201 shares of Common Stock of the Issuer, representing 10.53% of the outstanding Common Stock of the Issuer. Yorktown X, Yorktown X Co, and Yorktown X Associates beneficially own 2,646,061 shares of Common Stock of the Issuer, representing 12.35% of the outstanding Common Stock of the Issuer.  Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(b)
REXG directly owns 1,965,219 shares of Common Stock of the Issuer. Yorktown X directly owns 390,860 shares of Common Stock of the Issuer.  Yorktown IX and Yorktown X (collectively, “Yorktown”) collectively own a majority interest in REXG.  Pursuant to the terms of the Amended and Restated Limited Liability Agreement of REXG (“REXG LLC Agreement”), Yorktown has the ability to elect a majority of the Board of Managers of REXG.  Because Yorktown IX Associates is the sole general partner of Yorktown IX Co, the sole general partner of Yorktown IX, it may be deemed to beneficially own shares of the Issuer based on its relationship with Yorktown IX.  Yorktown IX, Yorktown IX Co and Yorktown IX Associates disclaim beneficial ownership of the shares owned by REXG except to the extent of their pecuniary interest therein.  Because Yorktown X Associates is the sole general partner of Yorktown X Co, the sole general partner of Yorktown X, it may be deemed to beneficially own shares of the Issuer based on its relationship with Yorktown X. Yorktown X, Yorktown X Co and Yorktown Associates disclaim beneficial ownership of the shares owned by REXG except to the extent of their pecuniary interest therein and Yorktown X Co and Yorktown X Associates disclaim beneficial ownership of the shares owned by Yorktown X except to the extent of their pecuniary interest therein.

(c)	Except as set forth below, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

CUSIP No. 76665T 102
Reporting Person	Date	Acquisition/Disposition	Price per Share of Common Stock	Number of Shares of Common Stock
Riley Exploration Group, LLC	April 8, 2024	Disposition	$25.515	200,000
Yorktown Energy Partners VIII, L.P.	April 8, 2024	Disposition	$25.515	500,000

On April 8, 2023, the Issuer completed a public underwritten offering of an aggregate of 2,415,000 shares of Common Stock, which includes 1,015,000 shares offered by the Issuer, 200,000 shares offered by REXG, 500,000 shares offered by Yorktown VIII and 700,000 shares offered by Bluescape Riley Exploration Holdings LLC.

(d)
Except as otherwise described herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.1*
Underwriting Agreement, dated April 3, 2024, by and among Riley Exploration Permian, Inc., Bluescape Riley Exploration Holdings LLC, Yorktown Energy Partners VIII, L.P. and Riley Exploration Group, LLC, and Truist Securities, Inc. and Roth Capital Partners, LLC, as representatives of the several underwriters listed in Schedule A thereto (incorporated by reference from Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on April 8, 2024).

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2024

RILEY EXPLORATION GROUP, LLC

By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Manager

YORKTOWN ENERGY PARTNERS VIII, L.P.

By:	Yorktown VIII Company LP, Its General Partner

By:	Yorktown VIII Associates LLC, Its General Partner

By:	/s/ Robert A. Signorino
	Name:	Robert A. Signorino
	Title:	Managing Member

YORKTOWN VIII COMPANY LP

By:	Yorktown VIII Associates LLC, Its General Partner

By:	/s/ Robert A. Signorino
	Name:	Robert A. Signorino
	Title:	Managing Member

YORKTOWN VIII ASSOCIATES LLC

By:	/s/ Robert A. Signorino
	Name:	Robert A. Signorino
	Title:	Managing Member

YORKTOWN ENERGY PARTNERS IX, L.P.

By:	Yorktown IX Company LP, Its General Partner

By:	Yorktown IX Associates LLC, Its General Partner

By:	/s/ Robert A. Signorino
	Name:	Robert A. Signorino
	Title:	Managing Member

YORKTOWN IX COMPANY LP

By:	Yorktown IX Associates LLC, Its General Partner

By:	/s/ Robert A. Signorino
	Name:	Robert A. Signorino
	Title:	Managing Member

YORKTOWN IX ASSOCIATES LLC

By:	/s/ Robert A. Signorino
	Name:	Robert A. Signorino
	Title:	Managing Member

YORKTOWN ENERGY PARTNERS X, L.P.

By:	Yorktown X Company LP, Its General Partner

By:	Yorktown X Associates LLC, Its General Partner

By:	/s/ Robert A. Signorino
	Name:	Robert A. Signorino
	Title:	Managing Member

YORKTOWN X COMPANY LP

By:	Yorktown X Associates LLC, Its General Partner

By:	/s/ Robert A. Signorino
	Name:	Robert A. Signorino
	Title:	Managing Member

YORKTOWN X ASSOCIATES LLC

By:	/s/ Robert A. Signorino
	Name:	Robert A. Signorino
	Title:	Managing Member